Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation/Organization
Tennessee Commerce Bank	Tennessee
Tennessee Commerce Bank Statutory Trust I	Delaware
Tennessee Commerce Bank Statutory Trust II	Delaware
TCB Commercial Asset Services, Inc.	Tennessee